Exhibit 15

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Superior Uniform Group, Inc. and subsidiaries for the periods ended September 30, 2010 and 2009, as indicated in our report dated October 21, 2010; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 is incorporated by reference in the Registration Statement on Form S-8 (File No. 33-105906, effective June 6, 2003).

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ GRANT THORNTON LLP

Tampa, Florida
October 21, 2010